Nasdaq Regulation

Nasdaq

William Slattery, CFA
Vice President
Listing Qualifications

By Electronic Mail

February 14, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 21, 2018 The Nasdaq Stock Market (the "Exchange") received from Epsilon Energy Ltd. (the "Registrant") a copy of the Registrant's application on Form 10-12(b) for the registration of the following security:


Common Shares, no par value


We further certify that the security described above has been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

